July 19, 2006

Mail Stop 4561

Carl Ritter
Chief Executive Officer
Carbiz, Inc.
7405 North Tamiami Trail
Sarasota, FL 34243

**Re: Carbiz, Inc.
        Registration Statement on Form SB-2
        Amendment No. 2 filed June 30, 2006
        Registration No. 333-129408**

Dear Mr. Ritter:

This letter is intended to supplement our letter dated July 18, 2006 and contains additional comments relating to your SB-2 amendment number 2 filed June 30, 2006. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Audited Financial Statements</u>

<u>General</u>

<u>Report of Independent Registered Accounting Firm, page F-2</u>

1.   Please amend your filing to include the accountants conforming signature. In addition, please include their conforming signature on their Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences. Refer to Rule 2-02(a)(1) of Regulation S-X.

Note 11 – Convertible Debenture, page 17 of 28

2.   We note your response to our previous comments 10, 12, 14 and 15. Please tell
        us and disclose in your financial statements if you will classify the warrants as a
        liability or within equity when they are issued after your registration statement is
        declared effective and why. Also, in the interest of clarity, please consider
        including a table summarizing the issuances due in the event the contingency is
        met under the terms of your various agreements. Quantify the impact to the
        financial statements and the line items that would be affected.

3.   Please present a pro forma balance sheet along side of your historical balance
        sheet showing the effects of the conversion and issuance of the warrants when
        your registration statement is declared effective. Also, disclose the amount to be
        expensed upon the conversion and issuance of the warrants and the effects this
        expense would have on your previously disclosed net loss per share.

Unaudited Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 5 of 21

4.   Please include a reference, if true, that the interim financial statements include all
        adjustments which in the opinion of management are necessary in order to make
        the financial statements not misleading as required by the instructions to Item
        310(b) of Regulation S-B.

Note 10 – Subsequent Events, page 21 of 21

5.   In your next amendment please disclose the items required by SFAS 144
        paragraph 33 regarding the sale of the TaxMax business.

                              *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Thomas Flinn, Accounting Examiner, at 202-551-3469 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3852 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Thomas M. Rose, Esq. (*via facsimile)*